SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                            Homestake Mining Company
                                (Name of Issuer)

                          Common Stock, Par Value $1.00
                         (Title of Class of Securities)

                                    067901108
                                 (CUSIP Number)


                             Spencer D. Klein, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-7111

                       (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices)

                                December 14, 2001
             (Date of Event which requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g),
check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D/A

--------------------------------------------------------------------------------
1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     Barrick Gold Corporation
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2    Check the Appropriate Box if a Member of a Group
                (a)     |_|
                (b)     |X|
--------------------------------------------------------------------------------
3    SEC Use Only
--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)          OO
--------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e).|_| N/A
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization:  Province of Ontario, Canada
--------------------------------------------------------------------------------
                       7      Sole Voting Power
                              260,362,832 Common Shares
 NUMBER OF             ---------------------------------------------------------
  SHARES               8      Shared Voting Power
BENEFICIALLY                  0
  OWNED BY             ---------------------------------------------------------
   EACH                9      Sole Dispositive Power
 REPORTING                    260,362,832 Common Shares
  PERSON               ---------------------------------------------------------
   WITH                10     Shared Dispositive Power
                              0
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     260,362,832 Common Shares
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) |_| N/A
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
     100%
     * Based upon 260,362,832 shares of Common Stock outstanding as of October 30, 2001, as represented and warranted by the Issuer in the Registration Statement on Form F-4 filed with the SEC on
           November 9, 2001.
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

              This Amendment No. 1 (this "Final Amendment") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on July 7, 2001 (the "Schedule 13D") by Barrick Gold Corporation ("Barrick"), and is filed to reflect information required by Rule 13d-2 under the Securities Exchange Act of 1934, as amended, with respect to common stock, par value $1.00 per share (the "Common Stock"), of Homestake Mining Company, a Delaware corporation (the "Issuer"). Capitalized terms used in this Final Amendment and not otherwise defined herein have the meanings ascribed to such terms in the
Schedule 13D.

Item 4.   Purpose of Transaction

                  As of December 14, 2001, the Issuer has merged with and into Homestake Merger Co., a Delaware corporation and an indirect, wholly-owned subsidiary of Barrick ("Sub"), with the Issuer being the surviving corporation. As of the effective time of the Merger, Barrick Holding Co., a California corporation, is the sole stockholder of the Issuer, and the Issuer is an indirect, wholly-owned subsidiary of Barrick.

Item 7.    Material to be Filed as Exhibits

Exhibit 1      -   Press release announcing completion of the merger.

                            [Signatures on next page]

                                   SIGNATURES


                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in the Statement is true, correct and complete.

DATED: December 18, 2001

                                               BARRICK GOLD CORPORATION

                                               By:  /s/   Sybil E. Veenman
                                                    ----------------------------
                                               Name:   Sybil E. Veenman
                                               Title:  Associate General Counsel
                                                       and Secretary